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                            Amendment to the By-Laws
                                       of
                 Credit Suisse Investment Grade Bond Fund, Inc.

Pursuant to Article VIII of the By-Laws of Credit Suisse Warburg Pincus Intermediate Maturity Government Fund, Inc., the name has changed to Credit Suisse Investment Grade Bond Fund, Inc.

Dated the 12th day of December, 2001